Exhibit 99.1

Commission File Number 001-31914

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2015 to 28 February 2015 was about RMB114.9 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premium income is unaudited.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 13 March 2015

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh,
Chang Tso Tung Stephen, Huang Yiping